SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2011

DATE, TIME AND PLACE: On April 11, 2011, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, Nr. 3,434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: Shareholders representing over seventy-one (71) percent of the voting capital stock, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Luca Luciani, Chief Executive Officer, Alberto Emmanuel Carvalho Whitaker, Chairman of the Board of Auditors/Audit Committee, Saulo L. Bonizzatto, representative of Accenture do Brasil Ltda., and Sergio Zamora, representative of the Company’s independent auditors, PricewaterhouseCoopers (“PwC”).

BOARD: Chairman – Mr. Luca Luciani; Secretary – Mrs. Alessandra Catanante.

CONVENING AND PUBLICATIONS: (1) Call Notice published on March 10, 11 and 14, 2011, on pages 33, 14 and 14 of the Official Gazette of the State of Rio de Janeiro, D9, A15 and B13 of the Valor Econômico and A-3, A-5 and A-3 of the Jornal do Commercio, respectively; (2) The notice provided for in Section 133 of the Brazilian Law 6,404/1976 was published on March 10, 11 and 14, 2011, on pages 33, 14 and 14 of the Official Gazette of the State of Rio de Janeiro, C6, A5 and B13 of the Valor Econômico and A-3, A-5 and A-3 of the Jornal do Commercio, respectively; and (3) The management’s report, the financial statements, the Board of Auditors/Audit Committee’s opinion and the independent auditors’ opinion related to the fiscal year ended on December 31, 2010 were published on March 10, 2011, on pages 17 to 33 of the Official Gazette of the State of Rio de Janeiro, A7 to A14 of the Valor Econômico and A-15 to A-27 of the Jornal do Commercio.

READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAWING OF MINUTES: (1) Reading of documents related to the agenda to be discussed in this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) Voting statements, protests and dissidences by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company’s headquarters, pursuant to the provided for in Section 130, paragraph 1, of the Brazilian Law 6,404/1976; (3) It was authorized the drawing up of these minutes as a summary and publication thereof without the signatures of all shareholders, as provided for in Section 130, paragraphs 1 and 2, of the Brazilian Law 6,404/1976, respectively; and (4) The minutes of this Annual and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provided for in Section 131, sole paragraph, of the Brazilian Law 6,404/1976.

AGENDA: On Annual Shareholders` Meeting: (1) To resolve on the management’s report and the individual and consolidated financial statements of the Company on IFRS basis, dated as of December 31, 2010; (2) To resolve on the proposal for the allocation of the results related to the fiscal year 2010 and distribution of dividends by the Company; (3) To resolve on the proposed Company’s capital budget; (4) To resolve on the proposed compensation to the Company’s managers during the year 2011; (5) To appoint the regular and the alternate members of the Company`s Board of Directors, as well as its Chairman; and (6) To appoint the regular and alternate members of the Company’s Board of Auditors and to resolve on the proposed compensation to those members. On Extraordinary Shareholders` Meeting: to resolve on the following proposals: (1) Extension of the period of the Cooperation and Support Agreement, to be entered into by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener; and (2) Company`s capital increase, related to the tax benefit accrued by TIM Celular S.A. during 2010, with the issuance of new shares, which results from the amortization of the goodwill accounted by the subsidiaries in the year 2000, and the resulting amendment to the Section 5th of the Company`s By-Laws.

RESOLUTIONS: Upon review and discussion on the matters contained in the Agenda, the shareholders resolved: On Annual Shareholders’ Meeting: (1) to approve, by unanimous decision, being recorded hereby the abstention of the shareholders legally excluded from such approval, based on the information furnished by the Company, the Board of Auditors/Audit Committee and the independent auditors, the management’s report and the individual and consolidated financial statements of the Company on IFRS basis, dated as of December 31, 2010, duly audited by the independent auditors of the Company and enclosed with the respective Opinion, as well as with the Opinion of the Board of Auditors/Audit Committee; (2) to approve, by majority of votes, the management’s proposal for allocation of the results related to the fiscal year 2010 and distribution of dividends by the Company, which provides that the 2010 Net Profits, in the amount of two billion, two hundred and sixteen million, nine hundred and nine thousand, one hundred and thirty-two reais and eighteen cents (R$ 2,216,909,132.18) shall have the following destination: (a) for the deduction of accrued losses, according to Section 189 of the Brazilian Law 6,404/1976, the amount of one hundred and twenty-five million, nine hundred and fourteen thousand, one hundred and twenty-one reais and seventy-seven cents (R$ 125,914,121.77); (b) to the Legal Reserve, according to Section 193 of the Brazilian Law 6,404/1976, five percent (5%) of the 2010 Net Profits, in the amount of one hundred and four million, five hundred and forty-nine thousand, seven hundred and fifty reais and fifty-two cents (R$ 104,549,750.52); (c) as mandatory minimum  dividend, pursuant to the Company’s By-Laws, the amount of four hundred and ninety-six million, six hundred and eleven thousand, three hundred and fourteen reais and ninety-seven cents (R$ 496,611,314.97), to be distributed to the Company’s common and preferred shareholders. Therefore, each share shall be entitled to receive twenty cents and sixty thousandths of cents (R$ 0.2006), to be paid within sixty (60) days from the date thereof; and (d) to the reserve for the expansion of corporate business, pursuant to the Company’s By-Laws, the remaining balance of the restated Net Profits, in the amount of one billion, four hundred and eighty-nine million, eight hundred and thirty-three thousand, nine hundred and forty-four reais and ninety-two cents (R$ 1,489,833,944.92); (3) to approve, by unanimous decision, based on a favorable Opinion of the Board of Auditors/Audit Committee, the proposed Company’s capital budget, in the total amount of two billion, nine hundred and twelve million reais (R$ 2,912,000,000.00), which shall be allocated to projects related to network development, Information Technology and business development; (4) to approve, by majority of votes, the compensation to the managers for the fiscal year 2011, as follows: (a) Compensation to the Board of Directors: total annual compensation in the amount of one million, five hundred and twelve thousand reais (R$ 1,512,000.00), to be granted to the Directors individually in accordance with the criteria to be resolved in the next Board of Directors’ Meeting; and (b) Compensation to the Board of Executive Officers: total annual compensation in the amount of up to six million, eight hundred and fifty-nine thousand and nine hundred reais (R$ 6,859,900.00), regarding that from such amount, sixty-six percent (66%) correspond to the fixed compensation and thirty-four percent (34%) to the variable compensation (bonus / profit sharing to be determined in accordance with the Company’s variable compensation policy), taking into account a total number of eight (8) Officers; (5) initially, the Chairman informed that none of the shareholders requested the adoption of the multiple voting process for the election of the members of the Board of Directors. Subsequently, the Chairman inquired the Secretary if the attendance of this meeting comprises a sufficient number of minority voting and/or preferred shareholders in order to reach the quorums provided for in Section 141, paragraphs 4th and 5th of the Brazilian Law 6,404/1976, with respect to the election, in separate, of members of the Board of Directors. Upon analysis of the Shareholders’ Attendance Book, it was verified that minority voting and preferred shareholders representing less than fifteen percent (15%) of the voting capital and less than ten percent (10%) of the Company’s capital stock attended the meeting, respectively, therefore, the quorums provided for in Section 141, paragraphs 4th and 5th of the Brazilian Law 6,404/1976 were not reached. Under such circumstances, were elected, by majority of votes, to compose the Board of Directors: (a) as Board Member and Chairman of the Board of Directors, Mr. Manoel Horácio Francisco da Silva, Brazilian citizen, married, bachelor in Administration, bearer of the identity card IFP nr. 3.098.648, enrolled before the Individual Taxpayers’ Registry (“CPF/MF”) under nr. 066.526.978-15, domiciled at Rua Dr. Renato Paes de Barros, nr. 1017, 12th floor, Itaim Bibi, in the City and State of São Paulo, having as alternate member Mr. Guglielmo Noya, Italian citizen, married, bachelor in Engineering, bearer of the Italian passport nr. AA2013491, valid until January 17, 2017, enrolled before the CPF/MF under nr. 060.808.117-58, domiciled at Via Corso d’Italia, nr. 41, in the City of Rome, Italy; (b) as Board Member, Mr. Gabriele Galateri di Genola e Suniglia, Italian citizen, married, bachelor in Administration, bearer of the Italian passport nr. E896355, valid until November 06, 2015, enrolled before the CPF/MF under nr. 060.775.867-81, domiciled at Via Piazza degli Affari, nr. 2, in the City of Milan, Italy, having as alternate member Mr. Andrea Balzarini, Italian citizen, married, bachelor in Administration, bearer of the Italian passport nr. D711205, valid until April 17, 2015, domiciled at Via Piazza degli Affari, nr. 2, in the City of Milan, Italy; (c) as Board Member, Mr. Luca Luciani, Italian citizen, married, bachelor in Economics, bearer of the identity card RNE nr. V580529W, enrolled before the CPF/MF under nr. 059.837.507-47, domiciled at Avenida das Américas, nr. 3,434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, having as alternate member Mr. Lorenzo Federico Zanotti Lindner, Brazilian citizen, single, bachelor in Economics, bearer of the identity card IFP nr. 09631430-7, enrolled before the CPF/MF under nr. 025.275.667-31, domiciled at Avenida das Américas, nr. 3,434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (d) as Board Member, Mr. Marco Patuano, Italian citizen, married, bachelor in Economics, bearer of the Italian passport nr. YA0199760, valid until February 18, 2019, enrolled before the CPF/MF under nr. 058.876.927-40, domiciled at Via Piazza degli Affari, nr. 2, in the City of Milan, Italy, having as alternate member Mr. Giancarlo Sarti, Italian citizen, married, bachelor in Administration, bearer of the Italian passport nr. AA1909905, valid until October 18, 2017, enrolled before the CPF/MF under nr. 059.833.277-47, domiciled at Via Pietro de Francisci, nr. 152, in the City of Rome, Italy; (e) as Board Member, Mr. Andrea Mangoni, Italian citizen, married, bachelor in Administration, bearer of the Italian passport nr. YA1006417, valid until July 26, 2020, enrolled before the CPF/MF under nr. 061.139.837-06, domiciled at Via Corso d’Italia, nr. 41, in the City of Rome, Italy, having as alternate member Mr. Francesco Saverio Bruno, Italian citizen, married, bachelor in Administration, bearer of the Italian passport nr. YA1192642, valid until November 14, 2020,  domiciled at Via Corso d’Italia, nr. 41, in the City of Rome, Italy; (f) as Board Member, Mr. Stefano de Angelis, Italian citizen, married, bachelor in Economics, bearer of the Italian passport nr. C878153, valid until February 20, 2015, enrolled before the CPF/MF under nr. 059.567.317-10, domiciled at Via Corso d’Italia, nr. 41, in the City of Rome, Italy, having as alternate member Mr. Rafael Giorgio Perrino, Italian citizen, single, bachelor in Administration, bearer of the Italian passport nr. AA2091825, valid until November 06, 2017, domiciled at Via Piazza degli Affari, nr. 2, in the City of Milan, Italy; (g) as Board Member, Mr. Maílson Ferreira da Nóbrega, Brazilian citizen, married, bachelor in Economics, bearer of the identity card SSP/DF nr. 214.106, enrolled before the CPF/MF under nr. 043.025.837-20, domiciled at Rua Estados Unidos, nr. 498, Jardim América, in the City and State of São Paulo, having as alternate member Mr. Claudio Zezza, Italian citizen, married, bachelor in Economics, bearer of the Italian passport nr. AA5597401, valid until March 16, 2015, enrolled before the CPF/MF under nr. 060.808.147-73, domiciled at Avenida das Américas, nr. 3,434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (h) as Board Member, Mr. Adhemar Gabriel Bahadian, Brazilian citizen, married, retired diplomat, bearer of the identity card MRE nr. 1.839, enrolled before the CPF/MF under nr. 012.987.207-53, domiciled at Avenida Epitácio Pessoa, nr. 2.214, apt. 703, Leblon, in the City and State of Rio de Janeiro, having as alternate member Mr. Francesco Armato, Italian citizen, married, bachelor in Administration, bearer of the Italian passport nr. YA0426345, valid until December 02, 2013, domiciled at Via Corso d’Italia, nr. 41, in the City of Rome, Italy; and (i) as Board Member, Mr. Carmelo Furci, Italian citizen, divorced, businessman, bearer of the Italian passport nr. YA0641956, valid until June 13, 2017, enrolled before the CPF/MF under nr. 054.882.267-02, domiciled at Rua Lauro Muller, nr. 116, office 1,604, Botafogo, in the City and State of Rio de Janeiro, having as alternate member Mr. João Paulo Jabour Brunet, Brazilian citizen, married, bachelor in Economics, bearer of the drivers license DETRAN/RJ nr. 01.369.621.439, enrolled before the CPF/MF under nr. 096.144.557-21, domiciled at Rua Maranhão, nr. 917, apt. 131, Higienópolis, in the City and State of São Paulo. The shareholder TIM Brasil Serviços e Participações S.A. stated that it has obtained from the Directors hereby elected the confirmation that they have the necessary qualifications and comply with all the requirements provided for by the Brazilian Law 6,404/1976 for the exercise of the duties as members of the Company’s Board of Directors, being hereby recorded that such Directors shall execute the statement set forth in the CVM Instruction nr. 367/2002, along with the execution of the respective instruments of appointment, except with respect to those who have previously executed such statement. All Directors hereby elected shall remain in office until the Annual Shareholders’ Meeting to be held in 2013 and shall take office upon fulfillment of the applicable conditions and execution of the  respective instruments of appointment, in the term and as provided for in the Brazilian Law 6,404/1976 and the Company’s By-Laws, except with respect to those who used to perform previously the respective positions; and (6) to elect, primarily, at a separate voting, pursuant to paragraph 4, item “a”, of the Section 161 of the Brazilian Law 6,404/1976: (a) by the preferred shareholders, with abstention of the controlling shareholders in the voting process, as effective member of the Company’s Board of Auditors/Audit Committee, Mr. Carlos Alberto Caser, Brazilian citizen, single, lawyer, enrolled before the OAB/DF under nr. 13.594 and CPF/MF under nr. 620.985.947-04, domiciled at SQSW, nr. 301, Block B, apt. 511, Sudoeste, in the City of Brasília, Distrito Federal, having as alternate member Mr. Evaldo de Rezende Filho, Brazilian citizen, married, electronic engineer, bearer of the identity card CREA/DF nr. 5593/D, enrolled before the CPF/MF under nr. 244.729.051-91, domiciled at SQS, nr. 312, Block G, apt. 309, in the City of Brasília, Distrito Federal; and (b) by the minority voting shareholders, with abstention of the controlling shareholders in the voting process, as effective member of the Company’s Board of Auditors/Audit Committee, Mr. Jorge Michel Lepeltier, Brazilian citizen, legally separated, economist and accountant, bearer of the identity card SSP/SP nr. 3.919.557, enrolled before the CPF/MF under nr. 070.190.688-04, domiciled at Rua Particular s/n, Ch. Bela Vista, in the City of Mairiporã, State of São Paulo, having as alternate member, Mr. Massao Fábio Oya, Brazilian citizen, married, accountant, bearer of the identity card SSP/SP nr. 34.872.970-4, enrolled before the CPF/MF under nr. 297.396.878-06, domiciled at Benedito de Almeida Bueno, 526, Centro, in the City of Atibaia, State of São Paulo; and to elect, by majority of votes of the remaining holders of common shares who attended this meeting, to compose the Company’s Board of Auditors/Audit Committee: (a) as effective member, Mr. Alberto Emmanuel Carvalho Whitaker, Brazilian citizen, married, manager and lawyer, bearer of the identity card SSP/SP nr. 2.025.093, enrolled before the CPF/MF under nr. 002.337.738-00, domiciled at Alameda Itu, nr. 823, apt. 31, Cerqueira Cesar, in the City and State of São Paulo, having as alternate member Mr. João Verner Juenemann, Brazilian citizen, married, accountant and manager, bearer of the identity card SSP/RS nr. 3.010.401.283, enrolled before the CPF/MF under nr. 000.952.490-87, domiciled at Rua André Poente, nr. 238, Independência, in the City of Porto Alegre, State of Rio Grande do Sul; (b) as effective member, Mr. Oswaldo Orsolin, Brazilian citizen, married, economist and accountant, bearer of the identity card SSP/SP nr. 2.911.852-9, enrolled before the CPF/MF under nr. 034.987.868-49, domiciled at Avenida Lopes de Azevedo, nr. 154, house 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Mr. Roosevelt Alves Fernandes Leadebal, Brazilian citizen, married, economist, bearer of the identity card SSP/RN nr. 74.045, enrolled before the CPF/MF under nr. 016.083.804-59, domiciled at SQSW, nr. 305, Block G, apt. 407, in the City of Brasília, Distrito Federal; and (c) as effective member, Mr. Samuel de Paula Matos, Brazilian citizen, married, economist and accountant, bearer of the identity card SSP/SP nr. 4.104.837, enrolled before the CPF/MF under nr. 069.815.428-20, domiciled at Alameda Sarutaiá, nr. 320, 22nd floor, Jardim Paulista, in the City and State of São Paulo, having as alternate member Mr. Josino de Almeida Fonseca, Brazilian citizen, married, civil engineer, bearer of the identity card SSP/SP nr. 5.492.136-3, enrolled before the CPF/MF under nr. 005.832.607-30, domiciled at Rua Doutor Oscar Monteiro de Barros, nr. 400, apt. 101, Vila Suzana, in the City and State of São Paulo. The shareholders who appointed the Board of Auditors/Audit Committee’s members hereby elected stated that, as a condition for the investiture of such members, shall obtain from them, within thirty (30) days, or even previously to the next Board of Auditors/Audit Committee’s Meeting, which occurs first, the confirmation that they are duly qualified and comply with the requirements set forth in the Brazilian Law 6,404/1976 and the Company’s By-Laws to perform the position of member of the Company’s Board of Auditors/Audit Committee, except with respect to those who have previously given such confirmation. The Board of Auditors/Audit Committee’s members hereby elected shall remain in office until the Annual Shareholders’ Meeting of the Company to be held in 2012 and shall take office upon fulfillment of the applicable conditions and execution of the respective instruments of appointment, in the term and as provided for in the Brazilian Law 6,404/1976 and the Company’s By-Laws, except with respect to those who used to perform previously the respective positions. It was also approved, by unanimous decision, the annual compensation to the Board of Auditors/Audit Committee’s members for the fiscal year 2011, in the total amount of seven hundred and fifty thousand reais (R$ 750,000.00), corresponding to a monthly amount of twelve thousand and five hundred reais (R$ 12,500.00) per member. On Extraordinary Shareholders’ Meeting: (1) according to the documentation previously disclosed in the Company’s website regarding the history of the Cooperation and Support Agreement (“Agreement”) and the benefits accrued by TIM Celular S.A. due to the Agreement, to approve, by majority of votes, including the votes of the preferred shareholders, in compliance with Section 13, sole paragraph, of the Company’s By-Laws, being recorded hereby the abstention of the controlling shareholder TIM Brasil Serviços e Participações S.A., the extension of the Agreement for a further 12-month period, by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener, from January 3, 2011 to January 2, 2012, and in the amount corresponding in reais of up to nine million, nine hundred and ninety-six thousand Euros (€ 9,996,000.00), pursuant to the proposal examined by the Board of Directors in its meeting held on February 21, 2011, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement; and (2) to approve, by majority of votes: (a) the proposal for the Company’s capital increase, in the amount of fifteen million, five hundred and sixty-eight thousand, six hundred and four reais and fifty-three cents (R$ 15,568,604.53), with the issuance of seven hundred and five thousand and thirty-eight (705,038) common shares and one million, three hundred and sixty-four thousand, eight hundred and thirty-seven (1,364,837) preferred shares, by the issuance price of eight reais and forty-one cents (R$ 8.41) and seven reais and six cents (R$ 7.06) per common and preferred share, respectively, upon capitalization of the remaining portion of the Special Goodwill Reserve corresponding to the tax benefit accrued by TIM Celular S.A. during the fiscal year 2010, being such benefit resulting from the amortization of the goodwill accounted by the subsidiaries in the year 2000, and maintained the current ratio between the common and preferred shares of the Company. Pursuant to the CVM Instruction 319/1999 and the Protocols of Spin-Off and Merger which address the matter, the portion of the Special Goodwill Reserve corresponding to such tax benefit was capitalized by TIM Celular S.A. As a result of the capital stock increase first above-mentioned, the capital stock turns from eight billion, one hundred and forty-nine million, ninety-six thousand, twenty-four reais and thirteen cents (R$ 8,149,096,024.13) to eight billion, one hundred and sixty-four million, six hundred and sixty-four thousand, six hundred and twenty-eight reais and sixty-six cents (R$ 8,164,664,628.66), with its immediate confirmation, due to the commitments previously undertaken by the controlling shareholder TIM Brasil Serviços e Participações S.A., and the other minority shareholders may exercise their preemptive rights within the legal term, proportionally to the shares held by them, pursuant to the CVM Instruction 319/1999, being the amounts eventually computed reverted to the referred controlling shareholder; (b) the proposed amendment to the Section 5th of the Company’s By-Laws. Therefore, Section 5th of the Company’s By-Laws shall be in effect from now on with the following wording: “Section 5 - The subscribed and fully-paid capital stock is of eight billion, one hundred and sixty-four million, six hundred and sixty-four thousand, six hundred and twenty-eight reais and sixty-six cents (R$ 8,164,664,628.66), represented by two billion, four hundred and seventy-seven million, eight hundred and four thousand, nine hundred and thirty-six (2,477,804,936) shares, of which eight hundred and forty-three million, nine hundred and eighty-six thousand, five hundred and fifteen (843,986,515) are common shares and one billion, six hundred and thirty-three million, eight hundred and eighteen thousand, four hundred and twenty (1,633,818,420) are preferred shares, all of them nominative shares, with no par value.”; and (c) the consolidation of the Company’s By-Laws.

CLOSING: Nothing further to discuss, the Chairman of the Meeting Board suspended the works for the necessary time to draw up these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Meeting Board and the shareholders identified below.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 11, 2011.

LUCA LUCIANI Chairman of the Board	Alessandra Catanante Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:April 12 , 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.